MOTOROSO, INC.

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

January 3, 2017



Unaudited Financials

Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Motoroso, Inc.
San Luis Obispo, CA

I have reviewed the accompanying balance sheet of Motoroso, Inc. as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 3, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

MOTOROSO, INC.
BALANCE SHEET
DECEMBER 31, 2016 & 2015
_____

ASSETS

	2016	2015
CURRENT ASSETS		
Cash	$ 23,930	$ 35,461
TOTAL CURRENT ASSETS	23,930	35,461
NON-CURRENT ASSETS		
Equipment, Net	3,507	4,562
TOTAL NON-CURRENT ASSETS	3,507	4,562
TOTAL ASSETS	$ 27,437	$ 40,023

LIABILITIES AND SHAREHOLDERS' EQUITY

	2016	2015
CURRENT LIABILITIES		
Deferred Revenue	8,650	-
TOTAL CURRENT LIABILITIES	8,650	-
NON-CURRENT LIABILITIES		
Shareholder Loan	20,561	561
Convertible Note	200,000	150,000
TOTAL NON-CURRENT LIABILITIES	220,561	150,561
TOTAL LIABILITIES	229,211	150,561
SHAREHOLDERS' EQUITY		
Common Stock (11,500,000 shares authorized, 10,029,490 shares outstanding, $.001 par value)	10,029	9,932
Additional Paid in Capital	16,385	16,380
Retained Earnings (Deficit)	(228,188)	(136,850)
TOTAL SHAREHOLDERS' EQUITY	(201,774)	(110,538)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 27,437	$ 40,023

MOTOROSO, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Operating Income		
Sales	$ 17,270	$ 150
Cost of Goods Sold	672	-
Gross Profit	16,598	150
Operating Expense		
General and Administrative	2,149	2,330
Computer and Internet	4,154	11,292
Depreciation	1,160	1,140
Marketing	20,243	28,871
Insurance	3,175	1,320
Contract Labor	49,424	18,565
Professional Fees	11,145	11,610
Travel	16,486	11,543
Rent	-	2,766
	107,936	89,437
Net Income from Operations	(91,338)	(89,287)
Other Income (Expense)		
State and Local Taxes	-	(525)
Net Income Before Provision for Income Tax	(91,338)	(89,812)
Provision for Income Taxes	-	-
Net Income	$ (91,338)	$ (89,812)

MOTOROSO, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

_____

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (91,338)	$ (89,812)
Change in Deferred Revenue	8,650	
Net Cash Flows From Operating Activities	(82,688)	(89,812)
Cash Flows From Investing Activities		
Purchase of Equipment	(99)	(5,702)
Depreciation	1,160	1,140
Net Cash Flows From Investing Activities	1,061	(4,562)
Cash Flows From Financing Activities		
Sale of Stock	97	20,000
Return of Capital	-	(12,176)
Sale of Convertible Note	50,000	100,000
Loan from Shareholder	20,000	561
Net Cash Flows From Investing Activities	70,097	108,385
Cash at Beginning of Period	35,461	21,450
Net Increase (Decrease) In Cash	(11,530)	14,011
Cash at End of Period	$ 23,930	$ 35,461

MOTOROSO, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2016 AND 2015

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ORGANIZATION AND NATURE OF ACTIVITIES

Motoroso, Inc. ("the Company") is a website for automotive and powersports enthusiasts. The website's key feature is an interactive content curation tool that helps enthusiasts upload photos, and add an interactive layer to the image to tag products, videos, article, how-tos and information.

The Company will conduct an equity crowdfund offering to commence during the first quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Equipment

The Company capitalizes equipment with an original purchase price of $100 or more. Equipment is capitalized on a straightline basis in accordance with the asset lives specificed under the Internal Revenue Service Modified Adjusted Cost Recovery System.

Shareholder Loan

The Company has a loan outstanding to a shareholder. The loan is non-interest bearing, has no maturity date, and is payable at a future date to be determined by Management.

Convertible Notes

The Company has the following notes outstanding:

Notes of April 2014- $50,000 total borrowings with a two year term, earning interest at 5% compounded annually, and convertible to equity subsequent to a capital event with a valuation cap of $4,500,000.

MOTOROSO, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

Notes of June 2015- $100,000 total borrowings with a two year term, earning interest at 5% compounded annually, convertible to equity subsequent to a capital event with a valuation cap of $3,000,000.

Notes of June 2016- $50,000 total borrowings with a two year term, earning interest at 6% compounded annually, and convertible to equity subsequent to a capital event with a valuation cap of $4,500,000.

Deferred Revenue

Deferred Revenue consists of amounts paid by the Company's customers for products that have not been shipped, or for which the Company has a related unfulfilled obligation as of the balance sheet date.

Option Plan

On June 23, 2014, the Company adopted a plan to grant options to purchase stock to certain key employees. The options vest and are exercisable at the discretion of Management as documented in each employee's employment contract. The maximum number of options that may be issued under the plan is 1,442,500. The options expire if not exercised within thirty days of their vesting date. The minimum price that may be paid for the Company's shares under the option plan is the par value of the Company's stock.

Management has determined that it is not possible to reasonably estimate the grant-date fair value of the options because the Company's stock is not currently traded on any exchange and Management has been unable to identify a suitably comparable company among publicly traded companies for which data are available. Thus, no amount has been recorded in the financial statements for option based compensation.

Income Taxes

The Company is subject to tax in the federal jurisdiction of the United States. The Company recognized net operating losses for tax years 2016 and 2015. These losses will be carried forward to reduce taxable income in future years. Net operating loss carry forwards expire if not exhausted within twenty years of the year the loss was recognized. Management has elected not to record a valuation allowance to account for any deferred tax benefits to which the Company may be entitled due to the uncertainty associated with timing and valuation of the benefits. The Company's 2016 federal income tax filing, which is unfiled as of the date the financial statements were available to be issued, will be subject to inspection by the Internal Revenue Service for three years after the original due date or the filing date, whichever is later. The Company's 2015 federal income tax filing will be subject to inspection by the Internal Revenue Service until 2019.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

MOTOROSO, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 4, 2017, the date that the financial statements were available to be issued.